Corporate Presentation Welcome to Orbotech’s Investor and Analyst Day June 8 th , 2010 Exhibit 99.1

Corporate Presentation 2 Agenda Company Overview 9:00 – 12:30 Market Analysis 12:30 – 1:10 DisplaySearch Prismark Lunch 1:10 – 2:00 Product Demonstrations 2:00 – 3:45 Conclusion 3:45

Corporate Presentation Orbotech Company Overview

Corporate Presentation 4
Disclaimer
Except for historical information, the matters discussed in this presentation are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of Orbotech’s or competitors’ new product and service offerings, the mix of product and service revenues, changes in
Orbotech’s or competitors’ business or pricing strategies, changes in the prevailing political and regulatory framework in which Orbotech (the “Company”) operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s reports filed with the SEC. The
Company assumes no obligation to update the information herein contained, except as required by law.
Private Securities Litigation Reform Act of 1995
Safe Harbor

Corporate Presentation Assets and Strategy Rani Cohen President and CEO

Virtually Every Electronic Device in the World Is Produced Using Orbotech Systems

Corporate Presentation 7
Over 25 Years of Leadership
A world leader in yield-enhancing
and production solutions for
the electronics industry:
Bare PCB Production
Flat Panel Displays
Other Markets
Nuclear Medical Imaging – A leading
provider of specialized application products
Check Processing & Business Process Outsourcing –
A leading provider of recognition software and services
A leading provider of machine vision, electro-optics,
artificial intelligence and imaging technologies

Corporate Presentation 8 World Wide Installed Base Medical Imaging 2,000 Recognition 1,000 Bare PCB Production 9,000 FPD Manufacturing 1,400 Installations

Global Infrastructure
•
Over 1600 employees worldwide
in more than 30 locations close to customers
Israel
610 Employees
Headquarters
Main R&D Center
& Production Center
Israel
610 Employees
Headquarters
Main R&D Center
& Production Center
Europe
150 Employees
6 Offices
3 CS Centers
3 R&D Centers
3 Production Centers
Europe
150 Employees
6 Offices
3 CS Centers
3 R&D Centers
3 Production Centers
N. America
220 Employees
2 Offices
4 CS Centers
1 R&D Center
1 Production Center
N. America
220 Employees
2 Offices
4 CS Centers
1 R&D Center
1 Production Center
Japan
100 Employees
1 Office
1 CS Center
1 R&D Center
Japan
100 Employees
1 Office
1 CS Center
1 R&D Center
Pacific
550 Employees
18 Offices
20 CS Centers
1 R&D Center
2 Production Centers
Pacific
550 Employees
18 Offices
20 CS Centers
1 R&D Center
2 Production Centers

80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
17.3%
15.2%
14.7%
14.5%
18.8%
17.8%
18.0%
16.0%
$39.4M
$47.9M
$55.7M
$60.5M
$67.9M
$76.6M
$67.9M
$75M
2003
2004
2005
2006
2007
2008
2009
2010 E
Total R&D Expenses
% R&D From Revenue

Continuous R&D Investment Significant product sales are from products introduced recently 400 Scientists and Engineers Commitment to continued investment despite economic downturns

New Technologies for Core Markets

Process Control
AOR
Inkjet
Direct Imaging
Plotting
CAM
AOI
Bare PCBs
Repair
Test
Yield Mgmt
Metrology
AOI
Flat Panel Displays
Business Process Outsourcing
Check Processing
Recognition Solutions
Medical Imaging
First to Market
Joint Venture M&A

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11 Growth Through Diversification New Markets for Core Technologies

Corporate Presentation 12 Key Success Factors

Corporate Presentation 13 Main Contributors Technological innovation Operational excellence Professional customer support Niche markets – gain leadership position Prudent financial management

Corporate Presentation 14 Critical Factors Ability to identify, change and adjust Outsourcing Shift to China Products Solutions Local Global Product Life Cycle People

Corporate Presentation 15 Looking Ahead

Corporate Presentation 16
The Environment
External
Global economic situation
Cyclicality, market shifts
Competitive landscape
Internal
National, cultural diversity
Truly global – operations, R&D, distribution
Two big, different divisions together with “start-ups”

Corporate Presentation 17
Our Strategy
Technological leadership and
innovation
Customer focus
Operational excellence
To be the leader in every industry we serve
Diversification within our markets
New markets

End market projections

TV/
display
PC
Cell
phone
Mobile
handheld
Automotive
Military/
aero
Comm
infrastructure
PCB
+
FPD

End market	2009 Rev ($bn)	'09-'13 CAGR
FPD	$51	9.8%
PC	225	4.4%
Netbooks	10	11.6%
Handheld devices	167	10.1%
Automotive	2,063	4.7%
Aero/defense manufacturing	184	15.7%
Asia/Pac 3G infrastructure	23	4.7%

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Corporate Presentation 18 Well Positioned for Market Growth Source: Management estimates Orbotech’s Business is Leveraged to Electronics Markets that are Expecting Growth…

Corporate Presentation 19
Well Positioned for Continued Success
Leadership in all current industries
Significant on-going R&D investment
Proven ability to leverage:
Core technology competencies
Extensive global infrastructure
Operational performance and execution
Financial strength

Corporate Presentation 20 Thank You

Corporate Presentation Printed Circuit Boards Richard Klapholz Corporate VP and President PCB Division

SAMSUNG

COMPEQ

HITACHI

LT

TOSHIBA

Unimicron

LG

MULTEK

DAEDUCK

AT&S
www.ats.net

WUS Printed Circuit Co., Ltd.

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Corporate Presentation 22
Orbotech Presence in PCB
Presence in all leading PCB shops worldwide
Proven solutions for multiple applications and production levels
Recognized supplier of “must-have” enabling technologies for advanced production

Corporate Presentation 23
PCB Market Overview
Pacific - Fast recovery driven by stronger
demand  + growing attractiveness
Utilization 85% + for computing, communication
and consumer products
Smartphone growth pushing expansion and
advancement in HDI and FC-CSP
Intel CULV technology increases HDI penetration to PC
Japan – Slowly recovering
Capacity utilization has recovered to 80%
Capacity expansions continue – overseas
West - Strongly hit by the financial crisis
Recession terminated any volume production
Industry maintained by low-volume niche markets
Source: Management estimates

Smartphone Units
43%
139
175
250
2008
2009E
2010F

PC Shipments (M units)
Notebook
Desktop & Server
269
288
291
321
360
403
444
108
143
165
195
232
272
313
161
145
126
126
128
131
132
2007
2008
2009
2010F
2011F
2012F
2013F

PCB Market Drivers
Equipment Demand Capacity & Capability
Mobile phones
High continued unit growth expected
PCs
Mini-note PC’s (“NetBooks”)
as a significant new category
Consumer electronic “hits”
Flat screen TVs
e-Books
Sources: Industry sources and management estimates
(M Units)

Corporate Presentation 25 PCB Market Growth Demand Driven by Growth in Consumer Electronics New PCB plants are built LDI CAM & Engineering LP AOI Verification AOR Inkjet

PCB Market Trends
Technology
Smart phones drive advanced HDI
Fine pitch packages
Finer lines and spaces
Smaller vias
Increase in HDI usage in PCs
6/6 L/S in Intel’s roadmap for 2014
Prismark view: L/S won’t go below 10/10µm
Strong growth in FC-CSP segment
Sources: Industry sources and management estimates
26
400µm

From Computer Desktop Encyclopedia
Reproduced with permission.
© 2001 Joseph Fjelstad
Semiconductor chip
BGA
Semiconductor chip
BGA (CSP)

orbotech.
Be Sure™

Corporate Presentation 27 PCB Market Trends Technology Example: iPhone 3G One Main HDI PCB, Several Flex, Many IC Substrates Source: Prismark (04/’ 09)

LCD Panel
LCD Driver
Flex Circuit
Driver and Backlight Board
LED Backlight

28 PCB Market Trends Technology Example: iPad Main board using 1+8+1 HDI construction Source: Prismark Discovery: iPad (04/’10)

Americas
Europe
Japan
China
SE Asia
Taiwan
S.Korea

Corporate Presentation 29
2008-2010 PCB Volume by Region [$M]
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
2008
2009
2010F
PCB Market Trends
Regional Growth - Mainly in Pacific in 2010
Source: Prismark (05/’ 10) NT Information (05/’10)
Growth is primarily in China
China’s Production will Exceed 2008 Peak
PCB Volume Growth by Region
7.7%
5.5%
8.2%
15.2%
8.0%
13.5%
9.5%
-17.5%
-30.1%
-18.4%
-4.7%
-1.6%
-19.9%
-4.4%
Americas
Europe
Japan
China
SE Asia
Taiwan
S.Korea
2009
2010F

Corporate Presentation 30
Ensure Advanced Product Capabilities
Keep pace with pattern miniaturization
Gain long-lasting investment protection
Minimize Cost of Operations
Guarantee highest production yields
Save on material and time
Maximize Productivity
Assure highest machine uptime
Benefit from digital production versatility
PCB Manufacturers’ Critical Requirements
“Increasing Business Profitability”

Paragon
Paragon-Ultra
PerFix
Sprint-8
CAM & Engineering
Direct Imaging
Plotting
Phototool Inspection
Contact Printing
Inner & Outer Layer Inspection
Final Processing
To Assembly
Cost-efficient Production
High Volume HDI
High volume, advanced HDI
IC-Substrates
Genesis & InPlan
LP-9
Discovery PT
Discovery
Discovery
Discovery
Ultra Discovery

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Corporate Presentation 31 Bare PCB Solutions

Corporate Presentation 33
PerFix™ Automated Optical Repair
Accurately repairs any type of
excess copper (short)
on fine-line PCBs
Overcomes traditional limitations
of manual repair
Opportunity for significant
customer cost-savings
by reducing panel scrap
The Industry’s Only Automated Solution

Corporate Presentation 34
Enabling technology for complex
and advanced applications
Increased adoption for high-end
mainstream applications
Used in all segments including
packaging and solder mask
Paragon™
Laser Direct Imaging (LDI) Systems
LDI Becoming a “Must Have” Solution

Corporate Presentation 35
LDI: The New Photolithography Industry Standard
1990 2000 2010 2020
Automatic
Exposure
Effective T/P
Increased need for
patterning digitization
Improved LDI cost of
ownership
Laser Direct Imaging
will increasingly replace Automatic
Exposure at all production stages

Corporate Presentation 36
Sprint™ Inkjet Legend Printers
Next Generation Solution
High speed, high accuracy direct
legend imaging
Integrated UV ink curing
Prints fine features with tight registration
requirements and high yield
Significantly cuts cycle time – cost effective
Supports the use of multiple commercial inks

Corporate Presentation 37
Future Annual Total
Addressable Market (TAM)
Near
Far
Legend
PCB
Soldermask
PCB
Etch Resist
PCB
Active Printed
Electronics
Full PCB
Production
Embedded
Passives PCB
Inkjet for Electronics – The Vision
Inkjet will become a major patterning
technology in Electronics production

Corporate Presentation 38
PCB Market Outlook
5-10 Year Horizon
All additional exposure capacity for
advanced PCB’s will be LDI-based
The LDI revolution has just started
All legend printing will digitalized
No more “old” silk screen printing
Inkjet as a major imaging technology
in PCB manufacture
All PCB makers will have moved
(at least partially) to digital repair
technologies
Sources: Management estimates

PCB Market Outlook
The Digital Path
AOI
CAM
LDI
Used by over 70% out of top 25
makers; more than 200 customers
Automated Optical Repair
Pre Engineering
Orbotech has the vision, capabilities and endurance to
commercialize innovative production technologies
Digital Production will play a larger
role in the future PCB production
Used by virtually all PCB makers
Used by dozens of PCB makers
Used by virtually all PCB makers
Used by virtually all PCB makers
Best selling Inkjet solution
The only
automated
repair solution in
the market
New Manufacturing Solutions
Inkjet
Laser Plotter

Corporate Presentation 40 Thank You

Corporate Presentation Flat Panel Displays Jay Cho VP/GM Tester & Repair Business Group FPD Division

Corporate Presentation 42 Orbotech is a world leader in yield management Automated Optical Inspection (AOI) Test Repair Flat Panel Displays

GCIL CGC Group, Shengzhen Golden Century Industrial Limited

CHUNGHWA PICTURE TUBES, LTD.

SANYO AUO SHARP SAMSUNG 京东方 BOE

SONY HITACHI TIANMA 天馬微電子

toppoly

TOSHIBA HannStar IVO SVA NEC 上海广电

CHI MEI OPTOELECTRONICS INNOLUX 群創光電 LG

G7
G6
G5
G4

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Corporate Presentation 43
Orbotech Presence in FPD
Presence in all LCD fabs
Proven solutions for all generations
All platforms extendable to any & all glass sizes, support niche applications as well as mainstream LCD

Corporate Presentation 44
FPD Market Overview
LCD CAPEX driven sales – in turn driven
by Large Area (esp. TV)
Supply Chain drives cyclicality
LCD Equipment TAM:
~$10Bn avg tool spending
~$1Bn of which is inspection, test,
measurement and repair
Main trends: Consumer demand growth,
cost & pricing pressures, product innovation
$6Bn~$12Bn/year
total LCD spending
Sources: Industry sources and management estimates
TFT Array Manufacturing
~50%
Color Filter
Manufacturing
~22%
Cell
Manufacturing
~22%
Module
Module
~6% ~6%

$16
$14
$12
$10
$8
$6
$4
$2
$-
$US Billions

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Revenues	$3.6	$6.7	$3.8	$5.2	$6.3	$13.3	$10.5	$12.6	$8.1	$13.8	$7.0	$13.2
Growth		85%	-43%	36%	22%	109%	-21%	20%	-36%	71%	-49%	89%

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Corporate Presentation 45
FPD Market Outlook
Source: DisplaySearch May 2010
Strong recovery 2010+2011
2010 CAPEX: over $13Bn
Expected similar
investment level in 2011
Based largely on China
Investment plans
Our own TAM –
out of above total spending:
~$350m/year out of ~$1Bn total TFT Test, Inspection and
Repair

New FABs by Country (30k basis)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2007
2008
2009
2010
2011
Taiwan
Korea
Japan
China

orbotech
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Corporate Presentation 46 FPD Market Outlook Regional Growth Source: DisplaySearch April 2010 Source: DisplaySearch April 2010 Significant increase in Chinese investments

Corporate Presentation 47
Xining
Ürümqi
Lhasa
Kunming
Chengdu
Chongqing
Nanning
Guangzhou
Hong Kong
Fuzhou
Changsha
Xi‘an
Lanzhou
Yinchuan
Taiyuan
Tianjin
Hailar
Qingdao
Nanchang
Haikou
Shiquanhe
Kashi
Guiyang
Taipei
CATIC (SVA-NEC)
Shanghai G5
BOE OT
Beijing G5
IVO
Kunshan G5
Wintek
Suzhou G3
Century Display
Shenzhen G5
Truly
Shanwei G2.5
Tianma
Shanghai G4.5
BOE
Chengdu G4.5
Tianma
Chengdu G4.5
BOE B3 - Hefei
Hefei
Zhengzhou
FPD Customer Base in China

48
FPD Market Outlook
2010-2011 Highlights
Xining
Ürümqi
Lhasa
Kunming
Chengdu
Chongqing
Nanning
Guangzhou
Hong Kong
Fuzhou
Changsha
Xi‘an
Lanzhou
Taiyuan
Tianjin
Hailar
Qingdao
Zhengzhou
Hefei
Nanchang
Haikou
Shiquanhe
Kashi
Wuhan
Guiyang
Taipei
BOE B4 – Beijing
Largest Opportunity
LG P8E and P7 - Korea
SEC T8-1 and T8-2 - Korea
Chinastar (CSOT) -
Shenzen
AUO 7K G7.5 - Kunshan
Corporate Presentation 48

Converted to *Area* growth

Large Area LCD Unit Demand forecast
(DisplaySearch Data)
Million units / year
0
100
200
300
400
500
600
700
800
2009
2010
2011
2012
2013
Public Display
Mini Note PC
Notebook PC
Desktop Monitor
LCD TV

Notebook PC
9.3
Public Display
1.5
Desktop Monitor
5.5
Mini Note PC
1.0
LCD TV
29.0

= 46 m m² over the period

>10 new
30k lines / year

FPD Market Drivers Demand Growth Fuels Investments

Backlight
LCD panel
Backlight
LCD panel
Display screen

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Corporate Presentation 50
FPD Market Trends
Technology I: Increase Consumer’s Value
TV
LED Backlight  - improved
contrast & power consumption
3D TV – based on 240Hz
sequential R/L + active eyeglasses
IT Segment
Touch for mobile IT - proliferation of lower cost ,
higher performance Touch technologies
Small Displays
AMOLED: eg in Google Nexus One

Corporate Presentation 51
FPD Market Trends
Technology II: Decrease Costs & Price
Across the board
Multiple design & manufacturing cost reduction strategies
Significant cost-downs expected for larger size screens
TV-specific
4-primary Color – improved brightness, power,
and Backlight cost (most expensive component)
IT Segment
Gate Driver Integration on Glass
Migration to G7 and larger (prev. for TV’s)

EYES™-2020
Bare Glass
Deposition
Clean & Strip
Photo Coat Expose Develop
Etch (Wet/Dry)
Completed Array
Array Test
Array Repair
SuperVision™
Value Added Applications
XVision™
Array Repair
Inline AOI
Value Added Applications
Array Repair

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Corporate Presentation 52 FPD Solutions

Corporate Presentation 53
FPD Automated Optical Inspection (AOI)
In-line and off-line configurations
Models for all generations
Unmatched defect detection with
extremely accurate classification
at the highest throughput rates
Unique image acquisition and
image processing technologies
Industry’s Best Selling AOI Solutions

Corporate Presentation 54
FPD Testers
Industry-Leading Solution
Functional equivalence of semi-
finished panel to check electrical
functionality
Unique photo-voltaic system,
IP protected
Quality assurance for 100% panels
Crucial QA step for yield/quality

Corporate Presentation 55
FPD Repair Systems
Production-proven Technology Leader
Laser cutting of electrical shorts
Multiple laser wavelengths
applied via imaging system
Enhanced with automated defect
classification and repair strategy
Directly increases product yield

Year	Market	AOI	Repair Systems	Test Systems	Generation
2010	TVs	World's first G10 AOI (2008)	New Applications - BOA, COA, BM-LDL (2009)	G8-G11 Gantry Platform (2008)	Gen 10
		Integrated metrology on AOI (2004)	Automation for repair - RIC, e-LDL, IGDL, PRS (2007)	Probe Configuration Station (PCS) (2007)	Gen 8 Gen 6
	Monitors	Inline AOI deployment (2003)	Diode pumped solid state (DPSS) DUV Laser (2006)	Integrated Gate Driver Testing (2005)	Gen 5
2000		Digital Macro capability (2002)			Gen 4
	Notebooks	First Air-Float glass support (2000)	IR/GRN Flash Lamp Laser (2001)	131mm Modulator (2000)	Gen 3
1990		First Ellipsometric Contrast Enhancement (1994)		VIOS Modulator (78mm) (1992)	Gen 2 Gen 1

FPD Roadmap In Sync with Market

EYES-2020™
Array Checker™
Array Saver™
XVision™

Be Sure™

Corporate Presentation 57 FPD Market Outlook The Yield Enhancement Path Leadership Through Product Innovation and Customer Focus Corporate Presentation 57

Corporate Presentation 58 Thank You

Corporate Presentation Break

Corporate Presentation Recognition Software Barry Cohen Co-General Manager Orbograph

orbograph

Envision More. Achieve More.

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Be Sure™

Corporate Presentation 61
Recognition Solutions
A leading provider of recognition-centric
software and services for the check
processing and forms processing markets
Converting handwritten information into
intelligent electronic data
Processing billions of checks and forms
annually
Orbograph Ltd.

BB&T Best Bank in Town Since 1872
citi
PNC
Fifth Third Bank The things we do for dreams.
Bank of America
Wells Fargo
Harris
Capital One
M&I Bank
Banco Popular
UnionBank
TD Bank America's Most Convenient Bank
Zions Bank
SunTrust
KeyBank
Synovus
Citizens Bank
New York Community Bank
BancWest A BNP Paribas company
BBVA Compass

orbotech Be Sure™

Corporate Presentation 62
Orbograph Presence
More than 1000 financial institutions use Orbograph software
Used in 20 out of 30 of the top U.S. banks that have check
processing operations
Recognized as best-in-class industry leader and innovator

Corporate Presentation 63
Secure Internet Connection
Orbograph
Key-Pay Hub
Orbograph Key-Pay® Workflow
Images captured (Distributed
& Central)
Back-office recognition
Snippets of image
routed to Key-Pay Hub
Image Capture
Application
Orbograph
Did the engine
read the item?
Result enhancement
Data verification
Average processing
time: 90 seconds
YES NO
Enhancement Logic
NO YES
Clip:

JOE GREGORY
44 Manning Road
Billerica, MA 01821
9943
Date
Pay to the order of
dollars
ORBO BANK
For

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Corporate Presentation 64 Check Processing Automation Designed to reduce costs from check processing workflows by as much as 40%

Images captured
(Distributed & Central)
Automation Services
(recognition)
Data verification
Est. processing window:
1-10 minutes
Field snippets
routed to Key-Pay Hub
Enhancement Logic
Back
Counter/
Branch
Teller Capture
Centralized
Capture
Key Pay Hub
Enhancement
Logic
Data
Verification
Successfully Processed:
High Confidence Items
Low Confidence
Items in Process
A
B
B
Orbograph Key-Pay Technology

THE FACE OF THIS DOCUMENT HAS A COLORED BACKGROUND ON WHITE PAPER
CASHIER'S CHECK
$2,860.00**
PAY TO THE ORDER OF
RALPH HENRY
HENRY JONES

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Corporate Presentation 66 Recognition-based solution designed to protect against fraudulent check transactions Fraud Prevention

JOE GREGORY
44 Manning Road
Billerica, MA 01821
Pay to the order of
AAA
ORBO BANK
We're going to be
Neighbors
We're are excited to announce several new locations in your area. These locations will be open extended hours to accomodate your business needs.
Visit www.YOURBANK.com to learn more.
YOURBANK
Your Partner in Finance

Bank

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Corporate Presentation 67 Data Mining for Marketing Utilize check image data to generate focused customer lists for direct marketing campaigns

PLEASE
DO NOT
STAPLE
IN THIS
AREA

PICA

HEALTH INSURANCE CLAIM FORM

PICA

CARRIER

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Be Sure™

Forms Processing Automation
Automating the labor-intensive manual
processing of hand-written forms
Maximize efficiencies for organizations
overwhelmed with data entry and data
correction requirements
Growth area for Orbograph
Corporate Presentation 68

Corporate Presentation 69
Orbograph Business Model
Sold primarily through industry resellers as
part of larger integrated solution - some
direct sales
Recent shift from selling licenses to
software as a service (SaaS) model
Addresses market need for increased
efficiency, lower labor costs and reduced
software capital investment
Provides recurring revenue stream
Combining Creative Technological Deployment
with Innovative Business Models

Corporate Presentation 70 Thank You

Corporate Presentation Solar Power Wendell Blonigan CEO Orbotech LT Solar

Corporate Presentation 72
Solar Power
Orbotech LT Solar, LLC
Recent joint venture with LT Solar
Based in San Jose, CA
Involved in Crystalline Silicon Photovoltaic
(c-Si PV) manufacturing process
Employs some of the most talented
professionals in this field and experienced
management team

Q3/10 Q4/10 Q1/10
2005 2006 2007 2008 2009 2010 2011
Core I/P & Technology
Development
System & Process
Development
Product
Development
Product
Launch
LT Solar Formed
Core IP Developed
PHTN / LT Solar JDP
PHTN / LT Solar JDP Complete
PHTN Lab Facility Complete
ORBK Acquires PHTN
Orbotech LT Solar, LLC Formed
OLTS Evolution
Product and Company Timeline
ORBK has majority stock
holding in OLTS
OLTS 100% funded by
ORBK and fully
consolidated in results
Corporate Presentation 73

PV Industry - Supply Chain
Wafer Based PV Modules
Raw material:
Silicon
Silicon purified,
conditioning in ingots
& then blocks
Sawing of
blocks to
obtain wafers
Solar cell
Obtained from
Wafer processing
Assembling of
cells in a module
Integration of
the module in
a system

160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
MW
2007
2008
2009
2010
2011
2012
2013
2014
New PV Installations
Installed PV

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Corporate Presentation 75
The PhotoVoltaic Market
Solar Electric Energy
installations have consistently
grown by 20-25% annually,
forecasted to accelerate to 40%
Photovoltaic equipment forecast
to generate revenues of
$2.5 billion in 2010
In 2008, our targeted equipment
segment was $400M
We are researching additional
areas to apply our technology
and expertise
Sources: Management estimates and Solarbuzz, Yole
Development, EPIA, Navigant Consulting
40%
CAGR

35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
MW
32%
CAGR
2007
2008
2009
2010
2011
2012
2013
2014
Total c-Si Capacity
New PV Installations

Corporate Presentation 76
Crystalline Silicon PV Manufacturing
Capacity
Sources: Management estimates and  Solarbuzz, Yole
Development, EPIA, Navigant Consulting
Crystalline Silicon continues
to be the dominant technology
in PV
New capacity investments
forecasted between 3 to 5 GW
annually, with an installed
capacity CAGR of >30%
In our target equipment segment,
each GW of capacity generates
$100M
Strong opportunity to reduce
the overall CoO in our targeted
segment

Corporate Presentation 77
Product Development: Aurora PECVD
Thin Film Deposition System
For the deposition on SiNx Anti-Reflective
Coating (ARC)
Coating is used to match refractive indexes,
and improve the efficiency of the solar cell
Applying thin film technology & large-area
industrial processing and equipment
expertise
Combining the high efficiency performance
of direct PECVD and the productivity of high
throughput operation

Corporate Presentation 78 Thank You

Corporate Presentation China Market Martin Yang Senior VP PCB Business Orbotech Pacific

Corporate Presentation 80
PCB Manufacturing Industry Migration
China’s global share has grown from 8.2% in 2000
to more than 31% in 2008 with a forecast of 37% by 2013
2000 2008
2000 2008
2000 2008
2000
2008
27%
9.3%
16%
6.7%
28%
21.1%
30%
62.9%
Source: Prismark
50%
28%

Corporate Presentation 81
2001-2010 Orbotech China Sales % of Pacific
China sales percentage in Orbotech’s
Pacific sales increasing in the last decade:
From >30% in 2001 to 60% in 2009
Expect to increase in 2010

2010 PCB Production [$]

Americas 8%
Europe 5%
Japan 20%
China 36%
SE Asia 7%
Taiwan 12%
S.Korea 12%

PCB Volume Growth by Region

2009
2010F
S.Korea -4.4% 9.5%
Taiwan -19.9% 13.5%
SE Asia -1.6% 8.0%
China -4.7% 15.2%
Japan -18.4% 8.2%
Europe -30.1% 5.5%
Americas -17.5% 7.7%

orbotech
Be Sure™

Corporate Presentation 82 China PCB Market will Keep Growing >10% Source: Prismark (11/2009) NT Information (01/2010)

Corporate Presentation 84
PCB Manufacturing in China
1,000 PCB Shops
Investment from Taiwan / HK / US / Europe / Japan / Korea
Local Chinese PCB Manufacturer
What did we experience in the past few years ?
Growth in both capacities and technology requirements
(HDI, Packaging)
Geographical spread (due to government promotion policy)
High rise in local PCB shops
Tough competition price erosion in PCBs

Technology/Application Trends
Smartphones (0.4mm)
Meiko
Multek
Compeq
CCTC
Low cost phones (India, China)
Foxconn
Founder
Redboard
Meadville
E&E
More 3G infrastructure
Notebooks, Netbooks
Gold Circuit
Hannstar
Xing Ying
IC Substrates, Packaging
Kinsus
Nanya
UTC, Access, SCC, …
Corporate Presentation 85

Urumqi
Xinjiang
Tibet
Lhasa
Inner Mongolia
Harbin
Shenyang
Tianjin
Ningxia
Shanghai

Corporate Presentation 86 Traditional PCB MFG area New PCB MFG area FPD MFG area China PCB Manufacturing Locations

Corporate Presentation 87
The Rise of Local Chinese Makers
There are already 4 Chinese makers with >$100M in revenues:
Founder, CCTC, Shennan, Fast Print
Heavy investment to become global players by expanding capacity and improving technology
Founder: from DS/SS and simple MLB to advanced HDI and IC
substrates
CCTC: an HDI PCB supplier to Nokia and others, checking entry to IC substrates
Fast Print: from QTA to mass production
Shennan: increase in layer count capability, HDI technology, entry to IC substrate production
Many smaller makers are expected to reach this size in the short-
medium term

88 Founder PCB Industrial Park: March 2008 1 campus: 3 factories (HDI, IC substrates, QTA/Sample) 6 plants in total, more are planned Goal: #1 in China in 5 years Founder PCB Industrial Park

Corporate Presentation 89 SCC Industrial Park

Corporate Presentation 90 FastPrint: The Biggest QTA PCB Shop on Earth

Corporate Presentation 91 China - Customers HannStar Tripod AT&S Gultech

Corporate Presentation 92 Semco-KS Dynamic Foxconn WUS China - Customers

Corporate Presentation 93 Orbotech in China

Corporate Presentation 94
Sustained Success for 15 Years
First office established - mid 1990’s
The widest product portfolio supplier with
facilities in China
Established Chinese
PCB manufacturers client base
China represents a large
percentage of Orbotech’s business
OPERATING
IN
GUANGZHOU
SINCE
MID
1990’s

Corporate Presentation 95
Orbotech China - Market Status
Customers base
~400 potential customers
~250 active accounts
Very large installed base of Orbotech equipment
1200 Discovery AOI
65 Paragon LDI
Significant potential for further growth

I Believe
Orbotech Pacific PCB
Kickoff Meeting 2010
Haikou City, China
orbotech

Corporate Presentation 96
Employees
PCS ~160, 6 remote offices
PCN ~110. 4 remote offices
Two training centers
Pacific Response Center
Pacific R&D center, repair lab and
purchasing
Orbotech China – Organization

Urumqi
Xinjiang
Tibet
Lhasa
Inner Mongolia
Beijing
Tianjin
Harbin
Shenyang
Ningxia
Sichuan
Chongqing
Shanghai
Guangxi
Nanning

PCS
PCN
99% of PCS Customers:
- ShenZhen
- GuangZhou
- ShaJing
- HuiZhou
- DongGuan
- ZhuHai
- Hong Kong
Orbotech China
Follow the Customers – Couple of Years Ago
99% of PCN
Customers:
- Shanghai
- KunShan
- SuZhou
- WuXi
- ChangShu
- JianYin
- NanJing
Corporate Presentation 97

Urumqi
Xinjiang
Tibet
Lhasa
Heilongjiang
Harbin
Shenyang
Mongolia
Beijing
Ningxia
Qinghai
Shanxi
Shandong
Henan
Shaanxi
Sichuan
Hubei
Anhui
Shanghai
Chongqing
Zhejiang
Jiangxi
Hunan
Guizhou
Yunnan
Guangxi
Nanning

Corporate Presentation 98
PCS
PCN
PCB Square, HaiKou
Most PCS Customers
RedBoard, JiangXi
Dynamic, FuJian
Meiko, WuHan
Most PCN
Customers
Foxconn, HuaiAn
Foxconn, YanTai
Foxconn, YinKou and
Foxconn, QingHuangDao
Ibiden, BeiJing
TPC, TianJin
Orbotech China
Follow the Customers – Today
Founder PCB

Corporate Presentation 99
Orbotech China
Strong Local R&D
and CS Presence
R&D and Engineering Support
R&D engineers are being trained
and deployed locally
Building local customer support
R&D centers in China are due to
open in 2010
More than 165 Customer Support
Engineers

Increase Your Business Profitability
CAM & Engineering
Laser Direct Imaging
Laser Plotter
AOI
Verification
Automated Optical Repair
Inkjet Legend Printer

orbotech
Be Sure™

Corporate Presentation 100 Orbotech China China Oriented Product Portfolio

Corporate Presentation 101
Orbotech China
Summary
PCB market worldwide and manufacturing capabilities in China continue to grow
Orbotech continues its partnership with overseas customers who move to China
Build close relationship with local Chinese manufacturers
Well established organization and infrastructure in China –
Management, Customer Support, Sales, Operations, Engineering,
R&D
Product portfolio adjustments to match Chinese production needs
Orbotech is well positioned to serve the growing market and
increased demand in China

Corporate Presentation 102 Thank You

Corporate Presentation Customer Support Mike Butler VP Customer Support FPD Division

Corporate Presentation 104
Orbotech Customer Support Focus
World class professional organization
Provide profitable customer satisfaction
Achieve sure quality and delivery
Meet the company's business targets

Corporate Presentation 105
Customer Support Value to the Company
Strategically important for
customer relationships
Differentiating factor vs.
our competition
Source of recurring revenue
with high profitability

Corporate Presentation 106
Customer Support Infrastructure
Over 500 employees in 30 countries
Supporting over 8000 AOI systems, 600 Test & Repair systems,
400 LDI, 650 Plotters and 4000 CAM stations
5 response centers, 5 customer training centers
State-of-the-art support tools and programs
Highly Professional Worldwide Organization

Sure Support
Secora
Remote Support
SIP Technology
SW Upgrades
R&D Support
Training
Hardware Enhancement & FCOs
Application Support
Response Centers
System Maintenance
Skilled Support & Technical Management Team
Parts & Inventory Management
orbotech
Be Sure™

107 Customer Support Services

Corporate Presentation 108
Customer Support Value Proposition
Examples:
Remote Support Access
Response centers
Translates to:
Faster closed calls
Better Responsiveness
Improved operational efficiencies
Staff Expertise
Increasing Customer Satisfaction & Profitability

Corporate Presentation 109 Thank You

Corporate Presentation Financials Erez Simha Corporate VP & CFO

Corporate Presentation 111
333.3
83.2
266.5
94.2
323.0
106.5
268.0
109.6
348.0
117.0
0.0
100.0
200.0
300.0
400.0
2006 2007 2008* 2009 2010 (E)
Sales Service
Annual Revenues ($M)
416.5M
377.6M
429.5M
360.7M
465M

Corporate Presentation 112
Quarterly Revenues ($M)
66.4
25.5
66.7
27.3
64.4
27.9
70.6
28.8
76.2
26.9
0.0
25.0
50.0
75.0
100.0
Q12009 Q22009 Q32009 Q42009 Q1 2010
Sales Service
91.9M
99.4M
92.3M
94.0M
103.1M
Combined guidance for Q2-Q3/2010 - $260-$270m

Corporate Presentation 113 Sales Distribution Q1/10 By Product Lines FPD 45% PCB 50% Medical Imaging 3% Recognition 2%

Corporate Presentation 114 Sales Distribution Q1/10 By Region Japan 5% China 26% Korea 17% Europe 7% North America 8% Other 3% Taiwan 34%

Corporate Presentation 115
Gross Margin Trend
100.5
105.1
94.7
129.2
91.9
94.0
92.3
99.4
103.1
40.7%
41.2%
38.1%
37.0%
39.1%
36.2%
38.1%
40.6%
35.1%
Q1/08 Q2/08 Q3/08 Q4/08 Q1/09 Q2/09 Q3/09 Q4/09 Q1/10
Rev ($M) G.M (%)

Corporate Presentation 116
Margin Analysis (Percent)
7.9%
7.0%
12.5%
0%
5%
10%
15%
2008 2009 Q1/10
EBITDA
Non GAAP
Operating Income
4.9%
3.7%
9.3%
0%
5%
10%
15%
2008 2009 Q1/10
For a discussion of the EBITDA and Non-Gaap measures, their limitations and reconciliation to the comparable GAAP measures - see our annual form 20-f filings and 6-k filings with the SEC. For a reconciliation of EBITDA to Net Income see last slide of the financial presentation.
34.2M
26.5M
12.9M
20.9M
14.4M
9.6M

Corporate Presentation 117
Operating Model
2009 2010 (E)
Long
Term
Revenues ($M)
$378M $460M-$470M
100% 100%
Gross Margin
37.6% 42%-43% 43%-45%
Net R&D as % of Revenues
18.0% 16.0% 14%-15%
SG&A % of Revenues
17.3% 14.5% 12%-13%
Non GAAP Operating Margin
3.7% 11.5%-12.5% 15%
GAAP Net Margin
(5.3%) 5% 10%
100%

Corporate Presentation 118 Financials Summary Proven record of managing the business throughout the cycles Significant operating leverage Larger business opportunities in 2010

119
EBITDA Reconciliation – Q1 2010
2010
Q1
Reported Net Income 1.6
Adjustments of Impairment 0.6
Stock Based compensation 1.4
Taxes 0.8
Financial Expenses 2.2
Depreciation 2.7
Amortization 3.6
EBITDA 12.9
% of Revenues 12.5%
($ Millions)

Corporate Presentation 120 Thank You

Corporate Presentation Summary Adrian Auman Corporate VP IR

Corporate Presentation 122
Summary
Multiple growth drivers in PCB and FPD
Undisputed technology and proven market leadership
Diversified product portfolio
Strong operating and financial leverage
Highly experienced management team

Corporate Presentation Break

Corporate Presentation Q&A

Corporate Presentation Thank You!